EXHIBIT 99.(a)(5)(A)

EA.COM CONSOLIDATED INTO CORE BUSINESS OPERATIONS

Pre-tax Charge Between $55 and $75 Million Expected

REDWOOD SHORES, Calif., March 4, 2003—Electronic Arts (NASDAQ: ERTS) today announced its intention to consolidate the assets and operations of EA.com into the company’s core operations. As a result, the company intends to eliminate dual class reporting as of April 1, 2003, the start of EA’s new fiscal year.

The overall consolidation is expected to create increased efficiency, a simplified reporting structure, and more directly integrate EA’s online activities into the company’s core console and PC business.

The company expects to record a pre-tax charge between $55 and $75 million in the current quarter ending March 31, 2003 principally as a result of asset impairments associated with EA.com. This estimate does however include restructuring costs resulting from the planned formation of EA’s studio hub in Los Angeles, California, which was announced in January of this year.

EA reiterates its financial guidance for the current quarter, excluding the charges detailed in this release. The company expects net revenues in the range of $420 to $460 million and diluted earnings per share between $0.27 and $0.35, excluding these charges.

Class B Shares / Options

America Online, Inc., pursuant to the terms of its original share purchase agreement, has exercised its right to exchange its Class B common shares and warrant for 477,000 shares of EA’s publicly traded Class A common stock. The Class B common shares are currently included in EA’s diluted earnings-per-share calculations. Outside of Electronic Arts, AOL was the largest holder of Class B shares.

EA plans to acquire the outstanding Class B shares not directly held by the company. Separately, EA expects to make a tender offer for all outstanding Class B stock options. Aggregate consideration associated with both the share purchase and option tender is not expected to exceed $2 million. The tender offer will commence within the next 10 business days and will be open for approximately 30 days.

This press release is not an offer to buy Class B options of Electronic Arts Inc. and any such offer for the Class B options will only be made pursuant to an offer to purchase and related materials that will be sent to holders of Class B options on March 12, 2003, or as soon thereafter as practicable. Option holders should read the offer materials carefully because they will contain important information. Option holders will be able to obtain the offer to purchase and other filed documents free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. The offer to purchase, letter of transmittal and other supporting documents, as well as copies of documents referred to in the offer to purchase, may also be obtained free of charge from the company as provided in the offer to purchase.

About Electronic Arts

Electronic Arts (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, Electronic Arts posted revenues of more than $1.7 billion for fiscal 2002. The company develops, publishes and distributes software worldwide for video game systems, personal computers and the Internet. Electronic Arts markets its products under four brand names: EA SPORTS™, EA GAMES™, EA SPORTS BIG™ and EA.COMSM. More information about EA’s products and full text of press releases can be found on the Internet at http://www.info.ea.com.

For additional information, please contact:
Karen Sansot	Jeff Brown
Director of Investor Relations	VP, Corporate Communications
650-628-5597	650-628-7922